Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES OFFERING OF SENIOR SECURED NOTES

MONTERREY, MEXICO, SEPTEMBER 4, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today its intention to offer senior secured notes in one or more series denominated in Euros (the “Euro Notes”), subject to market and other conditions. Contemporaneous with the offering of the Euro Notes, the Issuer may also offer senior secured notes in one or more series denominated in U.S. Dollars (the “U.S. Dollar Notes”), subject to market and other conditions.

CEMEX intends to use the net proceeds from the offering of the Euro Notes for general corporate purposes, including the repayment of indebtedness under CEMEX’s Facilities Agreement, dated as of September 17, 2012 (the “Facilities Agreement”), and/or other indebtedness, all in accordance with the Facilities Agreement.

If the U.S. Dollar Notes are issued, CEMEX intends to use the net proceeds from the offering of the U.S. Dollar Notes to purchase a portion of (i) the 9.000% Senior Secured Notes due 2018 issued by CEMEX (the “2018 CEMEX Dollar Notes”) and (ii) the 9.250% Senior Secured Notes due 2020, issued by CEMEX España, S.A., acting through its Luxembourg branch (the “2020 CEMEX España Dollar Notes”), with the 2018 CEMEX Dollar Notes having priority, and the remainder, if any, for general corporate purposes, including the repayment of indebtedness under the Facilities Agreement and/or other indebtedness, all in accordance with the Facilities Agreement. CEMEX currently expects that the purchase price of the 2018 CEMEX Dollar Notes would be approximately U.S.$1,070.00 for each U.S.$1,000 principal amount and that the purchase price of the 2020 CEMEX España Dollar Notes would be approximately U.S.$1,098.75 for each U.S.$1,000 principal amount, in each case, plus accrued interest.

The Euro Notes and any U.S. Dollar Notes would share in the collateral pledged for the benefit of the lenders under the Facilities Agreement and other secured obligations having the benefit of such collateral, and would be guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., Cemex Asia B.V., CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments B.V., Cemex Egyptian Investments II B.V., CEMEX France Gestion (S.A.S.), Cemex Research Group AG, Cemex Shipping B.V. and CEMEX UK.

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of CEMEX in any transaction. Any offer to purchase the 2018 CEMEX Dollar Notes or the 2020 CEMEX España Dollar Notes will be made solely on the terms and subject to the conditions set out in a separate offer to purchase directed to holders of the 2018 CEMEX Dollar Notes and the 2020 CEMEX España Dollar Notes.

The Euro Notes, any U.S. Dollar Notes and the guarantees thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Euro Notes and any U.S. Dollar Notes will be offered only to qualified institutional buyers pursuant to Rule 144A and outside the United States pursuant to Regulation S, both as promulgated under the Securities Act.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.